Prospectus Supplement No. 5	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 15, 2021)	Registration No. 333-256501

Stem, Inc.

Up to 52,107,817 Shares of Common Stock
Up to 19,967,263 Shares of Common Stock Issuable upon Exercise of the
Warrants
Up to 7,181,134 Warrants

This prospectus supplement no. 5 is being filed to update and supplement information contained in the prospectus dated June 15, 2021 (the “Prospectus”) related to: (1) the issuance by us of up to 19,967,263 shares of our common stock, par value $0.0001 per share (“Common Stock”) that may be issued upon exercise of warrants to purchase Common Stock at an exercise price of $11.50 per share of Common Stock, including the public warrants and the Private Placement Warrants (as defined in the Prospectus); and (2) the offer and sale, from time to time, by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, or their permitted transferees, of (i) up to 52,107,817 shares of Common Stock and (ii) up to 7,181,134 Private Placement Warrants. This prospectus supplement is incorporated by reference into the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and any prior amendments or supplements thereto and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 22, 2021.

Selling Securityholders

The following information is provided as of August 13, 2021 to update (i) the Selling Securityholders table in the Prospectus to reflect the transfers by Star Peak Sponsor LLC of 9,375,641 shares of our Common Stock previously held by it by virtue of a distribution to its members pro rata in accordance with the Selling Securityholder table set forth below and (ii) the risk factors included in the Prospectus.

The table below sets forth, for each Selling Securityholder, the name, the number of shares of Common Stock and Private Placement Warrants beneficially owned, the maximum number of shares of Common Stock and Private Placement Warrants that may be offered pursuant to this Prospectus and the number of shares of Common Stock and Private Placement Warrants that would be beneficially owned after the sale of the maximum number of shares of Common Stock and Private Placement Warrants. Where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that Selling Securityholder supersedes and replaces the information regarding such Selling Securityholder in the Prospectus.

Within the past three years, other than any relationships described below, none of the Selling Securityholders has held a position as an officer or director of ours, nor has any Selling Securityholder had any material relationship of any kind with us or any of our affiliates, except that certain Selling Securityholders acquired shares of our Common Stock pursuant to the transactions described above. All information with respect to share ownership has been furnished by the Selling Securityholders, unless otherwise noted. The shares being offered are being registered to permit public secondary trading of such shares and each Selling Securityholder may offer all or part of the shares it owns for resale from time to time pursuant to the Prospectus. In addition, other than the relationships described below, none of the Selling Securityholders has any family relationships with our officers, directors or controlling stockholders.

The term “Selling Securityholders” also includes any transferees, pledgees, donees, or other successors in interest to the Selling Securityholders named in the table below. Unless otherwise indicated, to our knowledge, each person named in the table below has sole voting and investment power (subject to applicable community property laws) with respect to the shares of Common Stock and Private Placement Warrants set forth opposite such person’s name. We will file additional prospectus supplements to the Prospectus (or post-effective amendments thereto, if necessary) to name successors to any named Selling Securityholders who are able to use the Prospectus to resell the Common Stock registered thereby.

	Before the Offering				After the Offering
Name and Address of Selling Securityholder	Common Stock Beneficially Owned Prior to the Offering (1)	Private Placement Warrants Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Being Offered	Number of Private Placement Warrants Being Offered	Number of Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold	Percentage of Outstanding Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold	Number of Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold
Sponsor Investors
1811 Pesikoff Family Trust(1)	25,339	—	25,339	—	—	—	—
Alec Litowitz (2)	1,886,686	—	1,886,686	—	—	—	—
Brian Robert Beglin (3)	4,687	—	4,687	—	—	—	—
BSCH Master I Sub (MAG) L.P. (4)	1,251,092	—	1,251,092	—	—	—	—
Charles H. Coyle (5)	3,516	—	3,516	—	—	—	—
Charles Park Shaper (6)	246,983	—	246,983	—	—	—	—
Courtney Kozel (7)	11,719	—	11,719	—	—	—	—
Craig Philip Rohr (8)	261,042	—	261,042	—	—	—	—
D. Michael Dean (9)	110,011	—	110,011	—	—	—	—
Dain DeGroff (10)	156,953	—	150,453	—	6,500	*	—
David Wilansky (11)	73,943	—	73,943	—	—	—	—
Duane G. Kelley (12)	15,204	—	15,204	—	—	—	—
Eric J Scheyer (13)	859,355	—	859,355	—	—	—	—
Grace Sunyuh Kim-E (14)	5,859	—	5,859	—	—	—	—
James Thomas McCartt (15)	15,204	—	15,204	—	—	—	—
Jerome Silvey (16)	46,879	—	46,879	—	—	—	—
Joshua Taylor (17)	8,235	—	8,235	—	—	—	—
Mag Alpha 2 LLC (18)	365,589	—	365,589	—	—	—	—
Mag Beta LLC (19)	497,847	—	497,847	—	—	—	—
Mag Gamma LLC (20)	79,907	—	79,907	—	—	—	—
Matthew Wilkes (21)	46,879	—	46,879	—	—	—	—
Michael Wilds (22)	76,494	—	76,494	—	—	—	—
MTP Energy Management LLC	16,426	—	16,426	—	—	—	—
Nichole Milz (23)	11,719	—	11,719	—	—	—	—
Pangxin Tao (24)	2,344	—	2,344	—	—	—	—
Ross Laser (25)	943,343	—	943,343	—	—	—	—
Scott M. Bilyeu Revocable Trust (26)	15,204	—	15,204	—	—	—	—
Steven Settles (27)	16,408	—	16,408	—	—	—	—
Tarja Bentgarde-Childers (28)	2,344	—	2,344	—	—	—	—
Tyler David Peterson (29)	25,339	—	25,339	—	—	—	—
Tyson E. Taylor (30)	30,787	—	30,787	—	—	—	—
Xing Fang (31)	2,344	—	2,344	—	—	—	—
Zachary Paul Kaufman (32)	15,204	—	15,204	—	—	—	—
Directors and Officers
Adam E. Daley (33)	771,884	—	766,360	—	5,524	*	—
Michael C. Morgan (34)	1,534,896	—	1,484,896	—	50,000	*	—

*            Less than one percent

(1) – David L. Pesikoff is the trustee of the 1811 Pesikoff Family Trust and has voting and dispositive control over the securities held by it. The address of the 1811 Pesikoff Family Trust is 1811 North Boulevard, Houston, TX 77098.

(2) – Alec Litowitz is a former director of the Company. Includes 1,781,828 shares held by LL Nova Investments, LLC. Alec Litowitz is the Manager of LL Nova Investments, LLC and has voting and dispositive control over the securities held by it. The address of LL Nova Investments, LLC is 1001 Green Bay Road #317, Winnetka, IL 60093. The address of Alec Litowitz is 1001 Green Bay Road #317, Winnetka, IL 60093.

(3) – The address of Brian Robert Beglin is 1861 North Dayton Street, Unit F, Chicago, IL 60614.

(4) – Reflects securities held directly by BSCH Master I Sub (MAG) L.P. (the “BSCH Fund”). BSCH Master II L.P. is the general partner of BSCH Fund. BSCH B Intermediate L.P. is the general partner of BSCH Master II L.P. Blackstone Strategic Capital Associates B L.L.C. is the general partner of BSCH B Intermediate L.P. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Capital Associates B L.L.C. Blackstone Strategic Capital Advisors L.L.C. is the investment manager of the BSCH Fund. Blackstone Holdings I L.P. is the sole member of Blackstone Strategic Capital Advisors L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by the BSCH Fund directly or indirectly controlled by it or him, but each (other than the BSCH Fund to the extent of its direct holdings) disclaims beneficial ownership of such securities. The address of each of the entities and persons listed is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

(5) – The address of Charles H. Coyle is 365 North Halsted, Apartment 401, Chicago, IL 60661.

(6) – Charles Park Shaper is a former director of the Company. The address of Charles Park Shaper is 5005 Green Tree Road, Houston, TX 77056.

(7) – The address of Courtney Kozel is 888 Ash Street, Winnetka, IL 60093.

(8) – The address of Craig Philip Rohr is 400 West Huron Street, Apartment 1401, Chicago, IL 60654.

(9) – The address of D. Michael Dean is 339 West Webster Avenue, Unit 4, Chicago, IL 60614.

(10) – Includes 82,518 shares of Common Stock held by the DeGroff/Schneider Revocable Trust. Dain DeGroff is the trustee of the DeGroff/Schneider Revocable Trust and has voting and dispositive control over the securities held by it. The address of Dain DeGroff and the DeGroff/Schneider Revocable Trust is 55 Hamilton Court, Palo Alto, CA 94301.

(11) – The address of David Wilansky is 762 Greenwood Avenue, Glencoe, IL 60022.

(12) – The address of Duane G. Kelley is 1908 Augusta Drive, Unit 16, Houston, TX 77057.

(13) – Eric Scheyer is a former Chief Executive Officer and director of the Company. Includes (i) 131,073 shares held by the Eric J. Scheyer Living Trust, (ii) 613,284 shares held by the Eric J. Sheyer 2010 Investment Trust and (iii) 114,978 shares held by the Scheyer 2007 Investment Trust. Eric J Scheyer is the co-trustee of the Eric J Scheyer Living Trust, the Eric J Sheyer 2010 Investment Trust and the Scheyer 2007 Investment Trust and has voting and dispositive control over the securities held by each entity. Margaret Scheyer is the co-trustee of the Eric J Scheyer Living Trust, the Eric J Sheyer 2010 Investment Trust and the Scheyer 2007 Investment Trust and has voting and dispositive control over the securities held by it. The address of each of the entities and persons listed is 181 Hawthorn Avenue, Glencoe, IL 60022.

(14) – The address of Grace Sunyuh Kim-E is 3233 West Dallas Street, Apartment #1412, Houston, TX 77019.

(15) – The address of James Thomas McCartt is 9623 Westland Cove Way, Unit 132, Knoxville, TN 37922.

(16) – The address of Jerome Silvey is 1748 Kipling Street, Houston, TX 77098.

(17) – The address of Joshua Taylor is 940 Woodlawn Road, Glenview, IL 60025.

(18) – Dave Snyderman is the investment adviser to the controlling entity of Mag Alpha 2 LLC and has voting and dispositive control over the securities held by it. The address of Mag Alpha 2 LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(19) – Dave Snyderman is the investment adviser to the controlling entity of Mag Beta LLC and has voting and dispositive control over the securities held by it. The address of Mag Beta LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(20) – Dave Snyderman is the investment adviser to the controlling entity of Mag Gamma LLC and has voting and dispositive control over the securities held by it. The address of Mag Gamma LLC is c/o G1 Partners, LLC, 300 South Northwest Highway, Suite 209, Park Ridge, IL 60068.

(21) – The address of Matthew Wilkes is 1340 North Astor Street, #2608, Chicago, IL 60610.

(22) – The address of Michael Wilds is 820 West 63rd Street, Kansas City, MO 64113.

(23) – The address of Nichole Milz is 6070 North Forest Glen Avenue, Chicago, IL 60646.

(24) – The address of Pangxin Tao is 1460 North Sandburg Terrace, Apartment 2403, Chicago, IL 60610.

(25) – Includes 203,679 shares held by Bluestar Ventures LLC and 687,235 shares held by RL Capital Ventures (MCP Holdings), LLC (the “Laser LLCs”). Ross Laser is the Manager of the Laser LLCs and has voting and dispositive control over the securities held by them. The address of Ross Laser and the Laser LLCs is 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.

(26) – Scott M. Bilyeu is the trustee of the Scott M. Bilyeu Revocable Trust and has voting and dispositive control over the securities held by it. The address of the Scott M. Bilyeu Revocable Trust is 706 Hillcrest Avenue, Pacific Grove, CA 93950.

(27) – The address of Steven Settles is 1316 Woodlawn Avenue, Glenview, IL 60025.

(28) – The address of Tarja Bentgarde-Childers is 1751 West Granville Avenue, Apartment 2, Chicago, IL 60660.

(29) – The address of Tyler David Peterson is 1670 Broadmoor Drive East, Seattle, WA 98112.

(30) – Tyson E. Taylor is a former General Counsel and Secretary of the Company The address of Tyson E. Taylor is 2212 South Chickasaw Trail, Orlando, FL 32825.

(31) – The address of Xing Fang is 1855 Westleigh Drive, Glenview, IL 60025.

(32) – The address of Zachary Paul Kaufman is 50 El Potrero, Carmel Valley, CA 93924.

(33) – Adam E. Daley is a member of the board of directors of the Company. Includes 432,725 shares held in the Daley Revocable Trust, U/T/A 2/7/19 and 246,251 shares held in the Daley Investment Trust, U/T/A 2/7/19 (the “Daley Trusts”). Adam E. Daley and Morgan B. Daley are co-trustees of the Daley Trusts and have voting and dispositive control over the securities held by them. The address of Adam E. Daley and the Daley Trusts is 10923 Wickwild Street, Houston, TX 77024.

(34) – Michael C. Morgan is a member of the board of directors of the Company. Includes (i) 532,130 shares held by the Coastal Hacienda Revocable Trust, (ii) 50,000 shares held by Portcullis Partners, LP and (iii) 952,766 shares held by Portcullis Investments, LP. Michael C. Morgan is a co-trustee of the Coastal Hacienda Revocable Trust and has voting and dispositive control over the securities held by it. The address of the Coastal Hacienda Revocable Trust is P.O. Box 1013, Pebble Beach, CA 93953. Michael C. Morgan is the Manager of the General Partner and President of each of Porticullis Partners, LP and Portcullis Investments, LP and has voting and dispositive control over the securities held by each of them. The address of each entity listed in this footnote is 11 Greenway Plaza, Suite 2000, Houston, TX 77046. The address of Portcullis Investments, LP is 2001 Kirby Drive, Suite 800, Houston, TX 77019

Additional Update to the Prospectus

The following risk factor is added to the section of the Prospectus entitled “Risk factors – Risks Relating to Stem’s Business and Industry – Third-Party Partner Risks.”

The interruption of the flow of components and materials from domestic and international suppliers could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs, and other charges on imports and exports.

We purchase some of our components and materials through arrangements with various suppliers both inside and outside of the United States, and have experienced delays in obtaining these components and materials as a result of the recent COVID-19 pandemic and the Delta variant. For example, global shipping disruptions or the ongoing global chip shortage may impact or delay shipments of our equipment from our suppliers, which may delay or prevent our ability to fulfill the orders of our customers.  Political, social, or economic instability in certain regions where our suppliers are located or where our products are made, could cause future disruptions in trade. Actions in various countries have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Other events that could also cause disruptions to our domestic and international supply chains include:

•	logistics and shipping constraints;

•	the financial instability or bankruptcy of vendors;

•	natural disasters;

•	theft;

•	public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects;

•	significant labor disputes, such as dock strikes;

•	the imposition of additional trade law provisions or regulations;

•	the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the escalating trade war between China and the United States;

•	quotas imposed by bilateral trade agreements;

•	foreign currency fluctuations; and

•	restrictions on the transfer of funds.

We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type, or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards, and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition and results of operations.